NOTICE TO THE MARKET

SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

São Paulo, October 15, 2026 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ), pursuant to Article 12 of Brazilian Securities and Exchange Commission (CVM) Resolution No. 44, dated August 23, 2021, as amended ("CVM Resolution 44"), hereby informs its shareholders and the market in general that, on October 15, 2026, it received a notice from BlackRock, Inc. ("BlackRock") regarding the acquisition of a significant equity interest in the Company.

BlackRock has reached an aggregate position equivalent to 5.003% of the total common shares issued by the Company through the acquisition of 62,366,570 common shares and 876,317 ADRs, representing 876,317 common shares, totaling 63,242,887 common shares issued by the Company. In addition, the investor holds 16,963 cash-settled derivative financial instruments referenced to common shares, representing approximately 0.001% of the total common shares issued by the Company.

BlackRock states that the purpose of the above-mentioned equity interest is strictly for investment purposes, with no intention to change the Company's control structure or management structure of the Company.

The full notice received is attached hereto.

São Paulo, October 15, 2026.

Marcos Moreno Chagas Assumpção
Executive Vice President, Finance, Investor Relations and DigitalTech

Suzano S.A.
1,355 Brigadeiro Faria Lima Avenue, 7th Floor ZIP Code 01452-919
São Paulo, SP, Brazil
Attn.: Mr. Marcos Moreno Chagas Assumpção
Investor Relations Officer
Tel.: +55 (11) 3503-9330
E-mail: ri@suzano.com.br

1.BlackRock, Inc. (“BlackRock”), on behalf of certain of its clients and in its capacity as investment manager, hereby informs that it has acquired common shares issued by Suzano S.A. (the “Company”). As of October 13, 2026, its aggregate holdings consisted of 62,366,570 common shares and 876,317 American Depositary Receipts (“ADRs”), representing 876,317 common shares, totaling 63,242,887 common shares, corresponding to approximately 5.003% of the total common shares issued by the Company. In addition, it held 16,963 cash-settled derivative financial instruments referenced to common shares, representing approximately 0.001% of the total common shares issued by the Company.

2.In order to comply with the provisions of Article 12 of Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended, BlackRock hereby requests that the Company's Investor Relations Officer disclose the following information to the CVM and other competent authorities:

(i)BlackRock's registered office is located at 55 East 52nd Street, New York, New York 10022-0002, United States of America;

(ii)BlackRock's equity holdings consist of 62,366,570 common shares and 876,317 ADRs, representing 876,317 common shares, totaling 63,242,887 common shares, corresponding to approximately 5.003% of the total common shares issued by the Company, and 16,963 cash-settled derivative financial instruments referenced to common shares, representing approximately 0.001% of the total common shares issued by the Company, as specified in item 1 above;

(iii)the purpose of the above-mentioned equity holdings is strictly investment-related, and they are not intended to alter the Company's control structure or administrative organization; and

(iv)BlackRock has not entered into any agreements or arrangements governing the exercise of voting rights or the purchase and sale of securities issued by the Company.

3.We remain available to provide any additional information or clarification you may require regarding this matter.
Sincerely,
BlackRock, Inc.
Renata Cardoso